Mail Stop 4561

                                                      July 17,
2006

BGI`s Product Management Team, Intermediary Investors
    and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
45 Fremont Street
San Francisco, California  94105

Re:	iShares GSCI Commodity-Indexed Trust
	iShares GSCI Commodity-Indexed Investing Pool LLC
	Amendment No. 6 to Registration Statement on Form S-1
	Registration No. 333-126810
	Filed July 14, 2006

Dear Sirs/Mdmes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes
iShares GSCI Commodity-Indexed Trust
Statement of Financial Condition, page 75

1. Please revise to present the receivable from Goldman, Sachs &
Co.
for the subscription of 150,000 shares as a reduction to the amount of redeemable capital shares rather than as an asset in your financial statements. Refer to Rule 5-02.30 of Regulation S-X and SAB Topic 4E. Please also make conforming revisions to the financial statements of iShares GSCI Commodity-Indexed Investing Pool LLC with respect to the receivable from the Trust in exchange for a limited member interest in the investing pool.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Edward J. Rosen
BGI's Product Management Team
iShares GSCI Commodity-Indexed Trust
July 17, 2006
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